

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

Michael Weiner
Chief Financial Officer
National General Holdings Corp.
59 Maiden Lane
38th Floor
New York, New York 10038

> **Re: National General Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 8, 2017**
> **File No. 001-36311**

Dear Mr. Weiner:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements
Note 2: Significant Accounting Policies
Ceding Commission Revenue, page F-12

1.   Please provide us proposed disclosure to be included in future filings of your accounting policy for ceding commissions income recorded in the revenue section of your statements of income.

Note 12: Unpaid Losses and Loss Adjustment Expense Reserves, page F-57

2.   Please provide us an analysis of the lines of business presented in your Property and Casualty loss development table presented on page F-59 to help us evaluate whether further disaggregation of the table is necessary under ASC 944-40-50-4H. In this regard, it appears that physical damage coverage has significantly different characteristics from liability coverage for your various automobile lines and that homeowners, recreational vehicle, motorcycle and lender-placed insurance may have significantly different characteristics.

3.   Please tell us why the development for 2016 for Property and Casualty, Accident and Health, and Reciprocal Exchanges as depicted in the table on F-57 differ from the 2016 development depicted in their respective incurred claims and allocated claim adjustment expenses, net of reinsurance table on pages F-59 through F-61. For example, the table you provide on F-59 for Property and Casualty presents total adverse development of $27.1 million for 2016 while your financial statements, as depicted in the table on page F-57, present only $5.1 million in adverse development. In your response, tell us the amount of development, if any, for accident years older than presented in your development table and otherwise reconcile and explain for us the differences.

4.   In footnote 1 to the liability reconciliation table on page F-62 you indicate that, for acquired businesses in your Property and Casualty segment, the development tables assume no historical change in ultimates in years prior to the year that you acquired the business. Please explain to us what this means and more specifically how you reflect incurred and paid claims and allocated claim adjustment expenses for acquired businesses within the table. Also, if your presentation commingles legacy and acquired claims, tell us how it provides meaningful information, and alternatively why you do not present the acquired claims in a separate table prospectively.

5.   In footnote 5 to the liability reconciliation table on page F-62 you indicate that you exclude forward looking reserves for certain Accident and Health short-duration contracts from your development table because they are provisionally assigned to the most current accident year. Please address the following:
   •   Tell us how these forward-looking reserves comply with the requirement under ASC 944-40-25-1 to record a liability for insured events that have occurred.
   •   If these forward looking reserves relate to insured events that have occurred, explain why these amounts are not, and apparently cannot be, reflected in the table in the accident year in which the insured events occurred.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 46

6. On your earnings conference call for the second quarter of 2017 held on August 8, 2017 your Chief Executive Officer indicated that you had strong performance in most areas of your Property and Casualty segment with offsetting margin pressures in your lender services business. On your earnings conference call for the third quarter of 2017 held on November 9, 2017, he indicated that your lender-placed business was roughly break even for the quarter. Although it is clear from your disclosures throughout your June 30, 2017 and September 30, 2017 Forms 10-Q that lender-placed premiums are down in 2017, the impact on margin is not necessarily evident. Please tell us your consideration for summarizing your operating results by line of business in your disclosure and whether the margin pressures in your lender services business are a known trend that should be highlighted and discussed.

Results of Operations
Consolidated Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2017, page 53

7. In the third paragraph on page 54 you disclose that your consolidated net loss ratio increased in 2017 as compared to 2016 in part because you prospectively reclassified costs associated with claims handling that were previously recorded within general and administrative expense. Please address the following and reference for us, where appropriate, the authoritative literature you rely upon to support your position:

    • Tell us the nature of these claims handling expenses.
    • Tell us whether these costs are "claim adjustment expenses" outlined in ASC 944-40-05-2 that are required to be accrued when the claim is incurred under ASC 944-40-25-1. If not, tell us why not. If so, tell us how your historical presentation is appropriate when these costs were included in general and administrative expenses and your historical rollforwards of your unpaid loss and loss adjustment expense reserve liabilities under ASC 944-40-50-3 do not include these expenses.
    • Tell us why it is appropriate to present your reclassification prospectively instead of retrospectively recasting all results presented.

Consolidated Results of Operations for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016
Earnings (losses) of equity method investments, page 57

8. You attribute the $35.2 million decline in earnings from equity method investments in the first nine months of 2017 as compared to the same period in 2016 primarily to your proportionate share of losses in certain real estate joint ventures. In response to analyst questions on your earnings conference call for the second quarter of 2017 you attribute these losses in that quarter to the receipt of audited information from the general partner that reflects amortization of lease intangible assets associated with acquisition accounting and imply that there is no underlying change in cash flows. Please address the following:

- Tell us your share of the lease intangible amortization recorded during each quarter of 2017 for each of the relevant joint ventures.
- Tell us whether the amortization identified in the preceding bullet includes incremental amortization that was not recorded in prior periods and, if so, the amounts of this incremental amortization for each relevant joint venture.
- Tell us whether the amortization recorded during each quarter of 2017 includes any intangible asset impairment charges and, if so, the amounts of the impairment charges for each relevant joint venture.
- Tell us why any incremental amortization or impairment charges from the preceding two bullets were recorded for each joint venture.
- Explain how any incremental amortization or impairment charges were recorded if there is no underlying change to the anticipated cash flows for each joint venture.
- Tell us your consideration for disclosing the underlying cause for the losses recorded by the joint ventures as a material component of your interim 2017 operating results under Item 303(b)(2) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at (202) 551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance